Exhibit 99.1
Baldwin Announces Q2 FY2010 Results
Shelton, Conn., — February 10, 2010 — Baldwin Technology Company, Inc. (NYSE Amex: BLD), a global leader in process automation technology for the printing industry, today reported its financial results for the Company’s fiscal second quarter ended December 31, 2009.
Highlights
Å	Sequential increase in revenues of 7% to $38.8 million

Å	Sequential improvement in gross margin percentage from 28.8% to 30.1%

Å	EBITDA of $0.8 million

Å	Cash flow from operations of $10.8 million (includes $9.6 million patent settlement)

Å	Reduced net debt from $16 million to less than $6 million

Å	Leveraging Baldwin’s brand equity in emerging countries [Cobra Spray Dampening]
Second Quarter Fiscal 2010 Financial Results
The Company reported net sales of $38.8 million for the second quarter, a 7% improvement over net sales of $36.2 million in the first quarter of fiscal 2010, and a decrease of $7.5 million from net sales of $46.3 million for the second quarter of the prior fiscal year. Currency effects increased sales by $2.9 million, or 6% from the same quarter of the prior year.
Net loss for the second quarter was $(0.4) million or $(0.03) per diluted share, compared to net income of $0.5 million or $0.03 per diluted share for the comparable quarter in the prior year.
Cash flow from operations in the quarter was $10.8 million compared to $2.1 million in the second quarter of the prior year, primarily as a result of the receipt of $9.6 million in settlement of the patent infringement lawsuit mentioned below.
Orders for the quarter were approximately $34.3 million, compared to $39.3 million in the second quarter of the prior year, a decrease of 13%. Backlog as of December 31, 2009 was $33.4 million compared to $37.8 million at September 30, 2009.
Please refer to the schedule following the reported GAAP results which shows a reconciliation of GAAP results to adjusted results, and the notes below explaining management’s reasons for using certain non-GAAP financial measures.
Settled Patent Infringement Case
The Company received €6.5 million ($9.6 million) during the second quarter in full settlement of a long-standing dispute with a German competitor concerning patent infringement, patent validity and the alleged amount of damages.

Improved Balance Sheet
Primarily as a result of the settlement discussed above, the Company’s equity increased to $52.5 million at December 31, 2009 from $47.6 million at June 30, 2009. The proceeds from the settlement, net of taxes and expenses, were applied to the Company’s term loan in Germany. Additional operating cash flow reduced net debt from $16.2 million on September 30 to $5.7 million on December 31.
Introduced New Process Automation Systems and Alliances at Trade Shows
In October, the Company showed a range of new process automation systems for the Asian marketplace at the Japanese Graphic Arts Show (JGAS) in Japan. Also in October, at IFRA Expo 09 in Austria, the Company announced its latest alliances with other leading manufacturers and continued the roll-out of its Just Ask! global marketing campaign, introduced at Print 09 in Chicago in September.
Significant Announcements
Å	Baldwin New Press Equipment Orders (October 26, 2009)

Å	Baldwin and PRISCO Extend Marketing Distribution Alliance (November 19, 2009)

Å	Baldwin Secures $1.2 million Order for Newspaper Press Equipment (December 8, 2009)
Additional details, copies of these releases and other news are available at www.baldwintech.com .
Comments
President and CEO Karl S. Puehringer said, “We have adjusted our cost structure to the current market demand and as such have been able to achieve a positive operating performance during the second quarter despite significantly lower volumes compared to a year ago. We are now diligently focused on leveraging Baldwin’s brand equity through identified growth opportunities in emerging markets, as well as promotion of alliance partner products. I am especially pleased with the recent progress we made in India in China. During the second quarter, we received our first orders for Baldwin’s newly introduced Cobra Spray Dampening System in both of those countries.
“Baldwin has also improved gross margins over the previous quarter. The sequential improvement in gross margins in a difficult marketplace resulted from the success of our supply chain initiatives. During the second quarter, we had a successful start up of our dry cloth conversion activities in China supplying local customers as well as the United States and Europe. Our centralized sourcing initiatives are also producing early results in spite of lower revenues. Due to a combination of efforts in diligent cost improvement and working capital management, we were able to produce positive operating income and cash flow during the second quarter. These efforts have also solidified our market position as a global leader in process automation technology and related consumables.”
Vice President and CFO John P. Jordan said, “Cash flow from operations during the quarter was $10.8 million, primarily resulting from the proceeds of settlement of the long-standing patent dispute with a German competitor. Excluding the effect of the settlement in the face of a very challenging market, the Company’s disciplined management of working capital generated operating cash flow of $1.2 million. Absolute values of accounts receivable and inventory, as well as DSO and DOI made healthy improvements from the September, 2009 levels.
“Net debt also decreased by more than $10 million from $16.2 million at September 30, 2009 to $5.7 million at December 31, 2009, as a result of the application of the settlement proceeds and internally-generated cash. Operating expenses (excluding restructuring charges in prior years) for the quarter of $11.6 million were $1.5 million (12%) lower than Q2 Fiscal 2009 OPEX, which in turn were lower than Q2 Fiscal 2008 OPEX by $2.5 million, or 16%, reflecting the benefits from the Company’s restructurings and other cost reduction initiatives.
“The dedication and perseverance of the Baldwin team in these challenging times has enabled the Company to maintain compliance with its debt covenants and produce positive cash flow. When the world’s economies recover from the recent economic contraction, the Company will be positioned to leverage its lower cost structure for enhanced profitability and cash flow.” Jordan concluded.
Non-GAAP Financial Measures
This release contains non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statements of income, balance sheets, or statements of cash flows of the Company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, the Company has provided reconciliations of each of the non-GAAP financial measures contained herein to the most directly comparable GAAP financial measures. These non-GAAP measures are provided because management of the Company uses these financials measures as an indicator of business performance in maintaining and evaluating the Company’s on-going financial results and trends. The Company believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of the Company’s ongoing operations and liquidity and when planning and forecasting future periods. These non-GAAP measures also facilitate management’s internal comparisons to the Company’s historical operating results and liquidity.
Conference Call and Webcast
The Company will host a conference call to discuss the financial results and business outlook today at 11:00 AM Eastern Time. Call in information is below:
Conference Call Access:
Domestic: 800-619-4043
International: 415-228-5043
Passcode: Baldwin Q2
Rebroadcast Access:
Domestic: 800-945-7436
International: 402-220-3567
An archived webcast of the conference call will also be available on the Company’s web site http://www.baldwintech.com or http://www.investorcalendar.com/IC/CEPage.asp?ID=151978.
Leading the call will be Baldwin President and CEO Karl S. Puehringer and Vice President and CFO John P. Jordan.
About Baldwin
Baldwin Technology Company, Inc. is a leading international supplier of process automation equipment and related consumables for the printing and publishing industries. Baldwin offers its customers a broad range of market-leading technologies, products and systems that enhance the quality of printed products and improve the economic and environmental efficiency of the printing process. Headquartered in Shelton, Connecticut, the Company has operations strategically located in the major print markets and distributes its products via a global sales and service infrastructure. Baldwin’s technology and products include cleaning systems, fluid management and ink control systems, web press protection systems and drying systems and related consumables. For more information, visit http://www.baldwintech.com
A profile for investors can be accessed at www.hawkassociates.com/profile/bld.cfm. An online investor kit including press releases, current price quotes, stock charts and other valuable information for investors is available at http://www.hawkassociates.com.

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Cautionary Statement
Certain statements contained in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding expected revenue, gross margins, operating income (loss), EBITDA, asset impairments, expectations concerning the reductions of costs, the level of customer demand and the ability of the Company to achieve its stated objectives. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements. Such factors include, but are not limited to: the severity and length of the current economic downturn, the impact of the economic downturn on the availability of credit for the Company’s customers, the ability of the Company to maintain ongoing compliance with the terms of its amended credit agreement, market acceptance of and demand for the Company’s products and resulting revenue, the ability of the Company to successfully expand into new territories, the ability of the Company to meet its stated financial and operational objectives, the Company’s dependence on its partners (both manufacturing and distribution), and other risks and uncertainties detailed in the Company’s periodic filings with the Securities and Exchange Commission. The words “looking forward,” “looking ahead, “ “believe(s),” “should,” “may,” “expect(s),” “anticipate(s),” “project(s),” “ likely,” “opportunity,” and similar expressions, among others, identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to update any forward-looking statements contained in this news release.

Baldwin Technology Company, Inc.
Condensed Consolidated Statements of Operations
(Unaudited, in thousands, except per share data)

	Quarter ended December 31,
	2009	2008
Net sales	$38,751	$46,259
Cost of goods sold	27,093	31,886

Gross profit	11,658	14,373
Operating expenses	11,551	13,053
Restructuring	—	681

Operating income	107	639
Interest expense, net	485	545
Other expense (income), net	26	(846)

Income (loss) before income taxes	(404)	940
Provision for income taxes	12	477

Net income (loss)	(416)	463

Net income (loss) per share — basic and diluted	$(0.03)	$0.03

Weighted average shares outstanding — basic	15,461	15,332

Weighted average shares outstanding — diluted	15,461	15,408

	Six Months ended December 31,
	2009	2008
Net sales	$74,925	$102,196
Cost of goods sold	52,847	70,488

Gross profit	22,078	31,708
Operating expenses	23,581	27,897
Restructuring	—	681
Legal settlement (income), net of expenses	(9,266)	—

Operating income	7,763	3,130
Interest expense, net	2,200	1,232
Other expense (income), net	202	(1,249)

Income before income taxes	5,361	3,147
Provision for income taxes	1,879	1,474

Net income	3,482	1,673

Net income per share — basic and diluted	$0.23	$0.11

Weighted average shares outstanding — basic	15,421	15,307

Weighted average shares outstanding — diluted	15,472	15,435

Baldwin Technology Company, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, in thousands)

	December 31,	June 30,
	2009	2009
Assets
Cash and equivalents	$14,321	$13,806
Trade receivables	27,128	29,654
Inventory	21,735	22,765
Prepaid expenses and other	8,683	9,445

Total current assets	71,867	75,670
Property, plant and equipment	5,301	5,592
Intangible assets	31,679	31,918
Other assets	14,609	14,825

Total assets	123,456	128,005

Liabilities
Loans payable	$4,297	$4,153
Current portion of long-term debt	1,467	3,534
Other current liabilities	39,193	40,601

Total current liabilities	44,957	48,288
Long-term debt	14,247	20,300
Other long-term liabilities	11,778	11,782

Total liabilities	70,982	80,370

Shareholders’ equity	52,474	47,635

Total liabilities and shareholders’ equity	$123,456	$128,005

Baldwin Technology Company, Inc.
Consolidated Statements of Cash Flows
(Unaudited, in thousands)

	For the six months ended December 31,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	3,482	1,673
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,331	1,447
Gain on legal settlement	(9,266)	—
Proceeds from legal settlement	9,560	—
Restructuring charge	—	681
Deferred financing charge	1,183	—
Stock based compensation expense	448	626
Other non cash items	186	37
Changes in assets and liabilities
Accounts and notes receivable	2,918	4,719
Inventories	1,666	2,429
Customer deposits	1,764	2,045
Accrued compensation	(858)	(2,859)
Payment of restructuring charges	(1,621)	(789)
Accounts and notes payable, trade	(3,585)	(8,177)
Other	2,326	(1,813)

Net cash provided by operating activities	9,534	19

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions of property, plant and equipment	(227)	(548)
Additions of patents and trademarks	(93)	(629)

Net cash used by investing activities	(320)	(1,177)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt borrowings (repayments), net	(8,483)	5,933
Payment of debt financing costs	(685)	—
Other financing	(10)	(215)

Net cash (used) provided by financing activities	(9,178)	5,718

Effect of exchange rate changes	479	141

Net increase in cash and cash equivalents	515	4,701
Cash and cash equivalents at beginning of period	13,806	9,333

Cash and cash equivalents at end of period	14,321	14,034

Baldwin Technology Company, Inc.
Reconciliation of GAAP Results to Adjusted Results
(Unaudited, in thousands, except per share data)

Quarter ended December 31, 2009	As Reported	Adjustments	As Adjusted
Net sales	$38,751	$—	$38,751
Cost of goods sold	27,093	—	27,093

Gross profit	11,658	—	11,658
Operating expenses	11,551	—	11,551

Operating income	107	—	107
Interest expense, net	485	—	485
Other (income) expense, net	26	—	26

Loss before income taxes	(404)	—	(404)
Provision for income taxes	12	—	12

Net loss	(416)	—	(416)

Net income (loss) per share:	$(0.03)	$—	$(0.03)

Basic and Diluted

Weighted average shares outstanding:
Basic	15,461	15,461	15,461
Diluted	15,461	15,461	15,461

EBITDA Calculation(1)	As Reported	Adjustments	As Adjusted
Net income (loss)	$(416)	$—	$(416)
Add back:
Provision (benefit) for income taxes	12	—	12
Interest, net	485	—	485
Depreciation and amortization	672	—	672

EBITDA	753	—	753

Quarter ended December 31, 2008	As Reported	Adjustments	As Adjusted
Net sales	$46,259	$—	$46,259
Cost of goods sold	31,886	—	31,886

Gross profit	14,373	—	14,373
Operating expenses	13,053	—	13,053
Restructuring	681	681	—	(1)

Operating income	639	(681)	1,320	(1)
Interest expense, net	545	—	545
Other (income) expense, net	(846)	—	(846)

Income before income taxes	940	(681)	1,621	(1)
Provision for income taxes	477	(191)	668	(1)

Net income	463	(490)	953	(1)

Net income per share: Basic and Diluted	$0.03	$(0.03)	$0.06	(1)

Weighted average shares outstanding:
Basic	15,332	15,332	15,332
Diluted	15,408	15,408	15,408

EBITDA Calculation(1)	As Reported	Adjustments	As Adjusted
Net income	463	$—	463
Add back:
Provision for income taxes	477	—	477
Interest, net	545	—	545
Depreciation and amortization	775	—	775

EBITDA	2,260	—	2,260

Six months ended December 31, 2009	As Reported	Adjustments		As Adjusted
Net sales	$74,925	—		$74,925
Cost of goods sold	52,847	—		52,847

Gross profit	22,078	—		22,078
Operating expenses	23,581	911	(a)	22,670	(1)
Legal settlement (income), net of expense	(9,266)	(9,266	) (b)	—	(1)

Operating income (loss)	7,763	8,355		(592	) (1)
Interest expense, net	2,200	1,183	(c)	1,017	(1)
Other (income) expense, net	202	—		202

Income (loss) before income taxes	5,361	7,172		(1,811	) (1)
Provision (benefit) for income taxes	1,879	1,883		(4	) (1)

Net income (loss)	3,482	5,289		(1,807	) (1)

Net income (loss) per share:	$0.23	$0.34		$(0.12	) (1)

Basic and Diluted

Weighted average shares outstanding:
Basic	15,421	15,421		15,421
Diluted	15,472	15,472		15,472

(a)	Adjustment represents non-routine charges for special investigation costs.

(b)	Adjustment represents non-routine income associated with a legal settlement, net of expenses.

(c)	Adjustment represents non-routine charges for debt financing costs.

EBITDA Calculation(1)	As Reported	Adjustments	As Adjusted
Net income (loss)	3,482	5,289	(1,807)
Add back:
Provision for income taxes	1,879	1,883	(4)
Interest, net	2,200	1,183	1,017
Depreciation and amortization	1,331		1,331

EBITDA	8,892	8,355	537

Six months ended December 31, 2008	As Reported	Adjustments	As Adjusted
Net sales	102,196	—	102,196
Cost of goods sold	70,488	—	70,488

Gross profit	31,708	—	31,708
Operating expenses	27,897	—	27,897
Restructuring	681	681	—	(1)
Legal settlement gain	—	—	—

Operating income	3,130	(681)	3,811	(1)
Interest expense, net	1,232	—	1,232
Other (income) expense, net	(1,249)	—	(1,249)

Income before income taxes	3,147	(681)	3,828	(1)
Provision for income taxes	1,474	(191)	1,665	(1)

Net income	1,673	(490)	2,163	(1)

Net income per share:	$0.11	$(0.03)	$0.14	(1)

Basic and Diluted
Weighted average shares outstanding:
Basic	15,307	15,307	15,307
Diluted	15,435	15,435	15,435

EBITDA Calculation(1)	As Reported	Adjustments	As Adjusted
Net income	1,673	—	1,673
Add back:
Provision for income taxes	1,474	—	1,474
Interest, net	1,232	—	1,232
Depreciation and amortization	1,447		1,447

EBITDA	5,826	—	5,826

Net Debt Calculation(1)	Dec 31, 2009	Sept 30, 2009
Loans payable	4,297	4,456
Current portion of long-term debt	1,467	9,927
Long-term debt	14,247	13,563

Total Debt	20,011	27,946
Cash	14,321	11,733

Net debt	5,690	16,213

(1)	Restructuring, Operating income, Income before income taxes, Provision for income taxes, Net income and net income per share, as adjusted, as well as EBITDA (earnings before interest, taxes, depreciation and amortization) and Net Debt are not measures of performance under accounting principles generally accepted in the United States of America (“GAAP”) and should not be considered alternatives for, or in isolation from, the financial information prepared and presented in accordance with GAAP. Baldwin’s management believes that EBITDA, Net Debt and the other non-GAAP measures listed above provide meaningful supplemental information regarding Baldwin’s current financial performance and prospects for the future. Baldwin believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Baldwin’s ongoing operations and liquidity, and when planning and forecasting future periods. These non-GAAP measures also facilitate management’s internal comparisons to Baldwin’s historical operating results and liquidity. Our presentations of these measures, however, may not be comparable to similarly titled measures used by other companies. Refer also to the section entitled “Non-GAAP Financial Measures” above.
Contacts
Julie Marshall or Frank Hawkins at Hawk Associates (305) 451-1888 baldwin@hawkassociates.com.